SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 15

     Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                         Commission File Number: 1-11955
                                                 -------

                               GUEST SUPPLY, INC.
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             (Exact name of registrant as specified in its charter)


          4301 US Hwy One, Monmouth Junction, NJ 08852, (609) 514-9696
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    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                           Common Stock, no par value
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            (Title of each class of securities covered by this Form)

                                      None
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  (Titles of all other classes of securities for which a duty to file reports under Section 13(a)or 15(d)remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)       [X]          Rule 12h-3(b)(1)(ii)      [ ]
     Rule 12g-4(a)(1)(ii)      [ ]          Rule 12h-3(b)(2)(i)       [ ]
     Rule 12g-4(a)(2)(i)       [ ]          Rule 12h-3(b)(2)(ii)      [ ]
     Rule 12g-4(a)(2)(ii)      [ ]          Rule 15d-6                [ ]
     Rule 12h-3(b)(1)(i)       [X]

Approximate  number of holders of record as of the certification or notice date:
One. The Registrant became a wholly owned subsidiary of SYSCO Corporation as a result of the merger of SYSCO Food Services of New Jersey, Inc., a wholly-owned subsidiary of SYSCO Corporation, with and into the Registrant, with the Registrant being the surviving corporation.

     Pursuant to the requirements of the Securities Exchange Act of 1934, SYSCO Corporation, as successor issuer to Guest Supply, Inc., has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

                                         SYSCO CORPORATION


DATE:  March 21, 2001                    By: /s/ Michael C. Nichols
                                             --------------------------------
                                         Michael C. Nichols
                                         Vice President, General Counsel
                                         and Assistant Secretary


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